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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

KFx Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48245L107

(CUSIP Number)

Ellyn Roberts

Shartsis, Friese & Ginsburg LLP

One Maritime Plaza, 18th Floor

San Francisco, CA 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Westcliff Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) _AF___

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 11,052,450
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 11,052,450

11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,052,450

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 24.4%

14. Type of Reporting Person (See Instructions) IA, OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Richard S. Spencer III

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) _AF___

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 11,052,450
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 11,052,450

11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,052,450

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 24.4%

14. Type of Reporting Person (See Instructions) HC, IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Westcliff Public Ventures - KFx, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ___X__

3. SEC Use Only

4. Source of Funds (See Instructions) _WC___

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 3,731,250
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 3,731,250

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,731,250

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.2%

14. Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of KFx Inc. (the "Issuer"). The principal executive office of the Issuer is located at 3300 East 1st Avenue, Suite 290, Denver, CO 80206.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Westcliff Capital Management, LLC ("Westcliff"), Richard S. Spencer III and Westcliff Public Ventures - KFx, L.P. ("Public Ventures - KFx," and collectively, the "Filers"). Westcliff and Mr. Spencer are filing this Schedule 13D as a group. Public Ventures KFx is filing jointly with the other Filers, but not as a member of a group, and it expressly disclaims membership in a group.

(b) The business address of the Filers is
200 Seventh Avenue, Suite 105, Santa Cruz, CA 95602.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Westcliff is an investment adviser registered with the Securities and Exchange Commission. It is the general partner of and investment adviser to investment limited partnerships (including Public Ventures -- KFx), and the investment adviser to other accounts. Mr. Spencer is the manager and controlling owner of Westcliff.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each Filer is listed on that Filer's cover page.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Westcliff	Funds under management	$8,891,264 (See note 1)
Public Ventures KFx	Working capital	$2,985,000 (See note 2)

(1) Includes funds of Public Ventures - KFx. Total purchase price paid for 108,700 shares of the Stock purchased in open market transactions, 3,430,000 shares purchased in private placements, warrants to purchase 7,288,750 shares of the Stock issued as part of those private placements, and 225,000 warrants issued in connection with and subsequent to certain of those private placements for no additional consideration pursuant to the Third Amended and Restated Investors' Rights Agreement included herewith as Exhibit H (as further amended by the Fourth Amended and Restated Investors' Rights Agreement, the "Investors' Rights Agreement").

(2) Total purchase price paid for 1,194,000 shares of the Stock purchased in private placements and warrants to purchase 2,537,250 shares as part of those private placements.

Item 4. Purpose of Transaction

Although none of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of Westcliff's advisory clients for the purpose of investment, on March 28, 2002, the Issuer granted to Westcliff the right to designate two individuals to serve as directors on the Issuer's board of directors (the "Westcliff Nominees"). If there is a vacancy in the board of directors at any time prior to the next stockholders' meeting of the Issuer at which one or more directors is to be elected, the Issuer and the board have agreed to appoint the Westcliff Nominees to the board and the executive committee of the board as soon as reasonably practicable after such board seat becomes available. The Westcliff Nominees will serve on the board and the executive committee until the next stockholders meeting at which the term of such directors expires. Thereafter, in connection with each stockholders' meeting at which the board seat occupied by one or both of the Westcliff Nominees is up for nomination and election, the Issuer will nominate the person(s) designated by Westcliff for election to the board and recommend to its stockholders that they vote for the Westcliff Nominees. If one or both Westcliff Nominees are elected to the board, the board will appoint the elected Westcliff Nominees to serve on the board's executive committee. The obligations of the Issuer and the board of directors to appoint the Westcliff Nominees, or to nominate the Westcliff Nominees and recommend them for election, to the board terminates immediately when Westcliff and its affiliates hold less than 400,000 shares of the Stock. Pursuant to this agreement, Richard S. Spencer III has been appointed to the Issuer's board.

Westcliff may decide to purchase at any time or times on behalf of its advisory clients additional shares of Stock or other securities of the Issuer. Westcliff may at any time cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. Westcliff's advisory clients reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or Westcliff consider to be in the interests of such clients. Other than as described herein, none of the Filers has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in a private placement and such transaction is the only transaction in the Stock by the Filers since July 19, 2002:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
Westcliff	See Note 1	08/21/02	1,562,500 (1)	$1,250,000(1)
Public Ventures -KFx	Purchase	08/21/02	1,450,000 (2)	$1,160,000(2)

(1) Includes shares purchased by Public Ventures - KFx. Number of shares and purchase price include 500,000 shares of Stock purchased at $2.50 per share, plus warrants convertible into 1,062,250 shares of Stock issued in connection with that purchase. Does not include the cost that will be incurred if all such warrants are exercised. Those warrants have an exercise price of $2.75 per share.

(2) Number of shares and purchase price include 464,000 shares of Stock purchased at $2.50 per share, plus warrants convertible into 986,000 shares of Stock issued in connection with that purchase. Does not include the cost that will be incurred if all such warrants are exercised. Those warrants have an exercise price of $2.75 per share.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Westcliff is the general partner of investment limited partnerships pursuant to an agreement of limited partnership with respect to each such partnership. Each of those agreements provides to Westcliff the authority, among other things, to invest the funds of those partnerships in the Stock, to vote and dispose of Stock and to file this statement on their behalf. Pursuant to each such agreement, Westcliff is entitled to allocations based on assets under management and realized and unrealized gains.

Pursuant to the Investors' Rights Agreement, the Issuer agreed with Westcliff and certain of its investment advisory clients (collectively, the "Westcliff Investors") to file a registration statement with the Securities and Exchange Commission to register by August 28, 2002, all of the Stock and warrants to purchase Stock issued to the Westcliff Investors in a private placement by the Issuer on August 21, 2002 (the "8/21 Private Placement"). If the Issuer does not file this registration statement by August 28, 2002, then it must issue to the Westcliff Investors additional warrants to acquire a number of shares of Stock equal to 5 percent of the number of shares of Stock issuable on exercise of the warrants issued to the Westcliff Investors in the 8/21 Private Placement. Thereafter, the Issuer must continue to issue additional warrants to purchase Stock at the end of each subsequent 30-day period that such registration statement remains unfiled. These new warrants will have the same terms and conditions as the warrants issued to the Westcliff Investors in the 8/21 Private Placement. If a registration statement has not been declared effective within 30 days after filing, the Issuer must issue additional warrants to purchase Stock equal to 5 percent of the warrants currently held by the Westcliff Investors for each 30-day period that the registration statement has not been declared effective.

All of the Stock purchased by the Filers from the Issuer in private placements is subject to a Fourth Amended and Restated Put Agreement ("Amended Put Agreement"). The Amended Put Agreement requires the Issuer to repurchase that Stock at a price of $2.50 per share (subject to adjustment for subsequent dilutive offerings) plus 9% simple interest per year if exercised by the Westcliff Investors. If holders of two-thirds or more of the Stock purchased by the investors (including the Westcliff Investors) participating in the Private Placements exercise their put option and the Issuer is unable to secure the necessary funding to satisfy such exercise within the time provided by the Amended Put Agreement, then the Issuer must transfer its interests in all the shares of common stock and preferred stock of Pegasus Technologies, Inc., a majority owned subsidiary of the Issuer ("Pegasus"), to such investors (including the Westcliff Investors). The Amended Put Agreement expires at 11:59 p.m., California time, on December 23, 2002. Until the Amended Put Agreement expires, the Issuer is precluded from issuing, selling, transferring or pledging any of its interest in Pegasus and the Issuer must preclude Pegasus from transferring any rights with respect to its equity and assets without approval of holders of at least two-thirds of the Stock purchased by the investors (including the Westcliff Investors) participating in the Private Placements.

Pursuant to the Investors' Rights Agreement, subject to the First Amended Limited Liability Agreement of K-Fuel LLC, dated as of June 29, 1999, between the Issuer and Kennecott Alternative Fuels, Inc. ("Kennecott") (the "K-Fuel Agreement"), the Issuer has agreed to grant a license, through K-Fuel LLC, a joint venture owned by the Issuer and Kennecott, or cause K-Fuel LLC to grant a license, to one or more of the investors in the Private Placement ("Licensees") (or their affiliates or one or more entities that are formed by one or more of the Licensees) to develop future commercial projects, and grants to the Licensees the right to participate in any and all commercial projects in which the Issuer or its affiliates participate, in connection with the greater of the (a) construction of one or more commercial projects in the United States in which the aggregate production of K-Fuel Products (as defined in the K-Fuel Agreement) per year from such commercial projects allocable to the Licensees based on the Licensees' pro rata equity ownership interest in such commercial projects is not greater than fifty million tons and (b) construction of six commercial projects in the United States in which the Licensees (individually or as a group) take an equity interest. Such license will include any and all rights relating to such K-Fuel Technology (as defined in the K-Fuel Agreement), including all right to market all K-Fuel Products produced by the commercial project at market prices, to manage the commercial project for reasonable fees, and to supply coal and other related feedstock for any such commercial project. Notwithstanding the foregoing, Kennecott retains the right to market its share of K-Fuel Product produced by each commercial project in which Kennecott has at least a twenty percent equity interest. The Licensees agreed to pay license fees and royalties in connection with such commercial projects at the lesser of the rate applicable to a non-Kennecott project under the K-Fuel Agreement or the lowest rate charged by the Issuer and K-Fuel LLC, in the aggregate, for a non-Kennecott project.

Also, pursuant to the Investors' Rights Agreement, the Issuer agreed to grant, through K-Fuel LLC, or to cause K-Fuel LLC to grant, to the Licensees an irrevocable, transferable, exclusive right and license, with the right to grant sublicenses, to develop commercial projects and otherwise provide, manufacture, use, employ, practice, distribute, reproduce, disseminate, make, have made, sell, offer to sell, have sold, research, design, develop, market or otherwise exploit any and all rights under the K-Fuel Technology, within India. The exclusive rights and licenses granted expire on July 19, 2009; provided, however, that such rights and licenses will be extended for successive seven year terms on the achievement of certain milestones to be negotiated in good faith by the Issuer and the Licensees.

Item 7. Material to Be Filed as Exhibits

      Exhibit A: Letter Agreement dated March 28, 2002, previously filed.

      Exhibit B: Common Stock and Warrant Purchase Agreement, previously filed.

      Exhibit C: Addendum to the Common Stock and Warrant Purchase Agreement, previously filed.

      Exhibit D: Second Addendum to the Common Stock and Warrant Purchase Agreement, previously filed.

      Exhibit E: Form of Warrant to Purchase Common Stock dated March 28, 2002, previously filed.

      Exhibit F: Form of Warrant to Purchase Common Stock dated April 30, 2002, previously filed.

      Exhibit G: Form of Warrant to Purchase Common Stock dated July 1, 2002, previously filed.
      Exhibit H: Third Amended and Restated Investors' Rights Agreement, previously filed.
      Exhibit I: Third Amended and Restated Put Agreement, previously filed.

      Exhibit J: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G, previously filed.

      Exhibit K: Third Addendum to the Common Stock and Warrant Purchase Agreement, previously filed.

      Exhibit L: Form of Warrant to Purchase Common Stock dated July 19, 2002, previously filed.

      Exhibit M: Fourth Addendum to the Common Stock and Warrant Purchase Agreement.

      Exhibit N: Fourth Amended and Restated Investors' Rights Agreement

      Exhibit O: Fourth Amended and Restated Put Agreement

      Exhibit P: Form of Warrant to Purchase Common Stock dated August 21, 2002.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2002.

Westcliff Capital Management, LLC By: Richard S. Spencer, III Manager	Westcliff Public Ventures-KFx, L.P. By: Westcliff Capital Management, LLC, General Partner By: Richard S. Spencer, III Manager
Richard S. Spencer, III